PBF HOLDING COMPANY LLC

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

June 17, 2013

Paul Monsour

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Holding Company LLC
Registration Statement on Form S-1
File No. 333-186156 (effective February 14, 2013)

Dear Mr. Monsour:

Pursuant to Rule 477 under the Securities Act of 1933, PBF Holding Company LLC hereby respectfully requests that the above-referenced Registration Statement, together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as soon as possible. The company is requesting such withdrawal because the company has been informed that all of the securities registered under the Registration Statement were sold by the selling noteholders named therein pursuant to Rule 144. No securities have been or will be sold pursuant to the Registration Statement.

Please call Todd E. Lenson of Stroock & Stroock & Lavan LLP at 212-806-5793 if you have any questions regarding this request.

Sincerely,

/s/ Jeffrey Dill
Jeffrey Dill Senior Vice President, General Counsel

Cc:	Securities and Exchange Commission
Anne Nguyen Parker

Todd E. Lenson, Esq.